Mail Stop 7010

      March 28, 2006

Mr. Gregory N. Miller
Hillenbrand Industries, Inc.
1069 State Route 46 East
Batesville, Indiana 47006-8835

      Re:	Hillenbrand Industries, Inc.
		Form 10-K for the year ended September 30, 2005
		Form 10-Q for the period ended December 31, 2005
      Filed December 23, 2005
      File No. 1-6651

Dear Mr. Miller:

      We have reviewed your response letter dated March 17, 2006 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

FORM 10-K FOR THE YEAR ENDED SEPTEMBER 30, 2005

Note 1 - Summary of Significant Accounting Policies
Revenue Recognition - Sales and Rentals, page 81

1. We note your response to comment 5 from our letter dated
February
16, 2006. In future filings, please revise your discussion of "deviations" to clarify that in all instances, you recognize revenue upon the transfer of risk of loss and the rewards of ownership to the buyer. We believe that this additional insight into your accounting policy will be useful to your investors.

2. We note your response to comment 7 from our letter dated
February
16, 2006. In future filings, please revise your discussion of The Vest to briefly explain the reasons why it is not appropriate to recognize revenue prior to receipt of authorization for billing from the applicable paying entity. We believe that this additional insight into your accounting policy will be useful to your investors.

3. We note your response to comment 8 from our letter dated
February
16, 2006. In future filings, please expand your discussion of deferred revenues related to services to include a summary of the information that you supplementally provided to us. In this regard, you should clarify that your deferred revenues relate to either separately sold service and maintenance contracts or to services that are part of a multiple deliverable arrangement under EITF 00-21, and clarify your revenue recognition policy for each of these.

Note 17 - Commitments and Contingencies

4. We note your response to comment 13 from our letter dated
February
16, 2006 and the updates provided in Note 13 to your December 31, 2005 Form 10-Q. We have the following additional comments:

Spartanburg Regional Healthcare System:

* In future quarterly and annual Exchange Act filings, please briefly describe your company initiated discounting practices and clarify the period for which these discounting practices have been in effect. Also confirm to us that you will continue to disclose the period for which you have committed to continue these discounting practices under the settlement agreement.

* We remind you that Item 303(a)(3)(ii) of Regulation S-K requires MD&A analysis of any known trends or uncertainties that have had, or that you reasonably expect will have, a material favorable or unfavorable impact on your results. To the extent that changes to or discontinuation of these company initiated discounting practices occur, or you reasonably expect such changes or discontinuation to occur in the future, please confirm to us that you will address any material actual or expected impact of these changes in your MD&A analysis of your results of operations.

FORM 10-Q FOR THE PERIOD ENDED DECEMBER 31, 2005

MD&A
Results of Operations, page 27

5. We note that you changed your reportable segments in the first quarter of your fiscal year 2006, as you had previously announced. We also note that your analysis of results of operations continues to focus on the distinction between your sale of products and your rental business within your Hill-Rom subsidiary. Notwithstanding the reasons for providing this breakdown between sales and rentals that are contained in your response to comment 1 from our letter dated February 16, 2006, based on the internal management reports that were provided to us thus far, it appears that management separately budgets and tracks the gross profits from sales versus rentals.
It
also appears that sales and rentals have historically yielded different gross margins, and we note that you highlight these different gross margins and explain the reasons for these differences to your investors in both your current MD&A analysis and in your prior Exchange Act filings. Given the above, it remains unclear to us that management does not separately evaluate sales and rentals when assessing the performance of the segments within your Hill-Rom subsidiary. Please advise. Also, please provide us with a copy of the internal management reports that were used by your CODM and your
Board of Directors to assess your company`s performance during the most recent fiscal quarter. If the reports that you provide to us do not contain divisional income before special charges for each of your segments, please explain to us how you determined that this was the measure of segmental profit or loss that is used by your CODM to evaluate the performance of your segments, and tell us how your CODM obtains those numbers.

*	*	*

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      If you have any questions regarding these comments, please direct them to Jennifer Thompson, Staff Accountant, at (202) 551-
3737
or, in her absence, to John Hartz, Senior Assistant Chief
Accountant,
at (202) 551-3689 or the undersigned at (202) 551-3768.


      Sincerely,



      John Cash
      Accounting Branch Chief

Mr. Gregory N. Miller
Hillenbrand Industries, Inc.
March 28, 2006
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE